UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-40300

KAROOOOO LTD.

(Exact name of registrant as specified in its charter)

1 Harbourfront Avenue

Keppel Bay Tower #14-07
Singapore 098632

+65 6255 4151

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒            Form 40-F    ☐

Information Contained in this Report

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Audit and Risk Committee of the board of directors of Karooooo Ltd (the “Company”) conducted a review process to consider the selection of our independent registered public accounting firm for the audit of the financial statements of the Company for the financial year ending February 28, 2025, to be filed with the U.S. Securities and Exchange Commission.

On August 5, 2024, following this process, the Audit and Risk Committee recommended to our board of directors (“Board”) the appointment of Deloitte & Touche, located in South Africa, as our independent registered public accounting firm for the audit of our financial statements for the year ending February 28, 2025, and the dismissal of Ernst & Young LLP, subject to shareholder approval at the Annual General Meeting of Karooooo Ltd to be held on August 29, 2024.

Ernst & Young LLP issued an audit report on our financial statements for the financial years ended February 29, 2024 and February 28, 2023. These reports did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During our two most recent financial years and subsequent interim periods through August 12, 2024, we had no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Ernst & Young LLP to make reference in connection with its report. During our two most recent financial years there were no reportable events as such term is defined in Item 16F(a)(1)(iv) of Form 20-F.

During our two most recent financial years and subsequent interim periods through August 12, 2024, neither we, nor anyone acting on our behalf, consulted with Deloitte & Touche on matters that involved (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Deloitte & Touche concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any other matter that was either the subject of a disagreement as that term is used in Form 20-F or a reportable event.

We have provided Ernst & Young LLP with a copy of the foregoing disclosure and requested that Ernst & Young LLP furnish to us a letter addressed to the U.S. Securities and Exchange Commission stating whether Ernst & Young LLP agrees with such disclosure, as specified by Item 16F(a)(3) of Form 20-F. We have included as Exhibit 16.1 to this Form 6-K a copy of such letter from Ernst & Young LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Karooooo Ltd.

By:	/s/ Isaias (Zak) Jose Calisto
	Name:	Isaias (Zak) Jose Calisto
	Title:	Chief Executive Officer

Date: August 12, 2024

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Ernst & Young LLP to the SEC

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